Exhibit 99.1

AGENCIA COMERCIAL SPIRITS LTD Announces Pricing of $7 Million Initial Public Offering and Listing on Nasdaq

Taiwan, Oct. 22, 2025 (GLOBE NEWSWIRE) -- Agencia Comercial Spirits Ltd (the “Company” or “Agencia”), a Taiwan-based specialized importer and distributor of high-quality whiskies, announced the pricing of its initial public offering (the “Offering”) of an aggregate of 1,750,000 Class A ordinary shares, which was conducted on October 21, 2025, at a public offering price of US$4.00 per share (the “Offering Price”), for total gross proceeds of US$7.0 million, before deducting underwriting discounts and offering expenses.

In addition, the Company has granted the underwriters a 45-day option (the “Over-Allotment Option”) to purchase up to an additional 262,500 Class A ordinary shares at the Offering Price, representing 15% of the Ordinary Shares sold in the Offering (the “Over-allotment”).

The Company’s Class A ordinary shares are expected to being trading on the Nasdaq Capital Market, or Nasdaq, on October 22, 2025, under the symbol “AGCC.” The Offering is expected to close on or about October 23, 2025, subject to the satisfaction of customary closing conditions.

The Company intends to use the net proceeds from the Offering for: (i) expanding our supplier network by partnering with reputable whisky distilleries, allowing us to diversify and enhance our product portfolio; (ii) increasing our bottling and packaging capacity for our proprietary brand whisky products; (iii) enhancing our warehouse facilities and strengthening our inventory capacity in response to growing market demand; (iv) implementing strategic marketing initiatives aimed at driving growth, as well as expanding our sales team and strengthening our market presence in both existing and new geographical regions, including Japan, Hong Kong, Singapore, Malaysia, and other Asia-Pacific countries; and (v) general corporate purposes.

D. Boral Capital LLC is acting as the lead underwriter, and Revere Securities LLC is acting as the co-underwriter (collectively, the “Underwriters”) for the Offering. Concord & Sage PC is acting as U.S. legal counsel to the Company, and The Crone Law Group, P.C. is acting as U.S. legal counsel to the Underwriters.

The Offering is being conducted pursuant to the Company’s registration statement on Form F-1, as amended (File No. 333-288600), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on September 30, 2025. The Offering is being made only by means of a prospectus, forming a part of the registration statement, and a free writing prospectus. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, electronic copies of the final prospectus relating to the Offering, when available, may be obtained by visiting the SEC’s website located at http://www.sec.gov or by contacting D. Boral Capital LLC via standard mail at 590 Madison Avenue, 39th Floor, New York, NY 10022, or by email at info@dboralcapital.com or by telephone at +1 (212) 970-5150; or Revere Securities LLC via standard mail at 560 Lexington Avenue, 16th Floor, New York, NY 10022, or by email at contact@reveresecurities.com or by telephone at +1 (212) 688-2350.

Before you invest, you should read the registration statement, the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Agencia Comercial Spirits Ltd

Agencia Comercial Spirits Ltd is a Taiwan-based specialized importer and distributor of high-quality whiskies, including both bottled and cask whiskies, in Taiwan and international markets. The Company is dedicated to delivering a diverse range of high-quality whisky products that cater to the discerning tastes of its customers. Its product portfolio is designed to meet the evolving demands of the market, leveraging extensive industry experience and strategic collaborations. The Company primarily operates within the whisky industry through three distinct business areas: procurement and distribution of bottled whisky, procurement and distribution of raw cask whisky, and cask-to-bottle & distribution business, which involves brand-authorized whisky bottling, packaging, and sales. Each segment plays a vital role in the overall strategy, allowing the Company to cater to diverse consumer preferences and market demands.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the proposed Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate” or other similar expressions in the prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

The Company’s Contact:

Agencia Comercial Spirits Ltd

No. 65, Ln. 114, Xishi Rd., Xi’an Vil., Fengyuan Dist. Taichung City 42061, Taiwan (R.O.C.)

Phone: + 886-4-25614413

Email: Victsai@agcctw.com